

November 21, 2014

<u>**Via E-Mail**</u>

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

>   **Re: Forward Industries, Inc.**
>   **Preliminary Proxy Statement filed by Terence Bernard Wise, Howard**
>   **Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine,**
>   **and Darryl Keys**
>   **Filed November 14, 2014**
>   **File No. 001-34780**

Dear Mr. Mies:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover Letter</u>

1.   Please revise your proxy statement to provide consistent disclosure about the number of individuals you are nominating as well as the number of seats on the company's board.

2.   We note that the company has asserted you failed to comply with the company's bylaws in submitting your nominations and has filed a lawsuit seeking a declaratory judgment to that effect. Please disclose here, and highlight, this disagreement, the filing of the court action by the company and the consequences of a court decision on your ability to solicit proxies and on the votes being valid.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions

or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- that there are "significant concerns over a number of highly-questionable related party transactions and poorly conceived corporate strategies being pursued by the Company that [you] believe have obstructed the realization of shareholder value."
- that the board "as currently constituted is not taking the proper action to unlock this value for the benefit of all stockholders."
- your disclosure in each of the four bullet points under the heading "Related Party Transactions" on pages 11-12.

4. Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Rule 14a-9. We note the following statements:

- that it is your intent to "ensure that the best interests of stockholders are the first and foremost consideration in all Board decisions and that the Board has established appropriate governance procedures determining and evaluating any significant Board action."
- that the board "has been misusing Forward's resources and funds for its own purposes, having failed to either provide or enact a strategic vision that enhances stockholder value at Forward."

Reasons for the Solicitation, page 11

5. Please refer to the third bullet point in this section. With a view toward revised disclosure, please tell us whether any other terms of the referenced lease changed along with the rental charges. For example, was the space leased increased? Were there any additional amenities?

Proposal No. 1, page 13

6. Please disclose the business experience for Mr. Fine for the past five years.

Proposal No. 2, page 15

7. Please disclose for each proposal how unmarked proxy cards will be voted in the proxy statement and in the proxy card.

Solicitation of Proxies, page 18

8.   We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Additional Participant Information, page 18

9.   We note your disclosure in the last paragraph on page 20 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Incorporation by reference, page 21

10.   We note that you refer security holders to the company's proxy statement for certain specified disclosure. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule II

11.   Please update this section from January 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
November 21, 2014
Page 4

       In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                     Sincerely,

                     /s/ Daniel F. Duchovny
                     Daniel F. Duchovny
                     Special Counsel
                     Office of Mergers and Acquisitions